CERTIFICATE OF ADJUSTMENT


  Pursuant to Section 12 of the Rights Agreement (the "Rights Agreement"), dated as of November 24, 1987, as amended as of October 25, 1988 and as of October 24, 1989, between Westvaco Corporation (the "Company") and The Bank of New York, as Rights Agent, the Company hereby certifies as follows:

  On October 2, 1995, a three-for-two split of the Company's Common Stock par value $5.00 per share (the
  "Common Stock") was effected in the form of a 50% stock dividend to shareholders of record on September 1, 1995.

  Pursuant to Section 11(p) of the Rights Agreement, effective as of October 2, 1995, the number of Rights with respect to each share of Common Stock is adjusted from 1 (one) to 2/3rds (two-thirds).



  Dated this 11th day of November, 1996.


                        WESTVACO CORPORATION



                              By:


                           John W. Hetherington
                    Vice President and Corporate Secretary